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                                  UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                          FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

               Commission File Number 0-20185

                   Fiserv Clearing, Inc.
               (formerly BHC Financial, Inc.)


   (Exact name of registrant as specified in its charter)

                    One Commerce Square
                     2005 Market Street
                Philadelphia, PA  19103-3212

                       (215) 636-3000

             (Address, including zip code, and
   telephone number, including area code, of registrant's
                principal executive offices)

          Common Stock, par value, $.001 per share


   (Title of each class of securities covered by this Form)

   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains) None

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)       [X]       Rule 12h-3(b)(1)(i) [  ]
   Rule 12g-4(a)(1)(ii) [  ]      Rule 12h-3(b)(1)(ii)     [  ]
   Rule 12g-4(a)(2)(i)       [  ]      Rule 12h-3(b)(2)(i) [  ]
   Rule 12g-4(a)(2)(ii) [  ]      Rule 12h-3(b)(2)(ii)     [  ]
                                  Rule 15d-6               [  ]

    Approximate number of holders of record as of the certification or notice date:
                            One

    Pursuant to the requirements of the Securities Exchange Act of 1934, (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.





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                                  Fiserv Clearing, Inc.
                                  (Formerly BHC Financial, Inc.)



   Date:  October 21, 1997             By:
                                      Robert B. Kaplan
                                      Secretary

    Instruction This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the Form shall be typed or printed under the signature.